UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Contents

On March 27, 2018, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that the Irish Stock Exchange (the “ISE”) agreed that the following debt securities (“Notes”) be delisted from the official list and from trading on the Global Exchange Market with effect from today due to the Notes being already liquidated and cancelled in their totality:

•	U.S.$600,000,000 5.875% Senior Secured Notes due 2019 issued by CEMEX, S.A.B. de C.V.

•	U.S.$341,665,000 7.250% Senior Secured Notes due 2021 issued by CEMEX, S.A.B. de C.V.

•	U.S.$500,000,000 6.500% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V.

•	EUR 400,000,000 5.250% Senior Secured Notes due 2021 issued by CEMEX Finance LLC

•	U.S.$1,055,594,000 9.375% Senior Secured Notes due 2022 issued by CEMEX Finance LLC

•	EUR 179,219,000 9.875 per cent Euro-denominated Senior Secured Notes Due 2019 issued by CEMEX España, S.A., acting through its Luxembourg branch

•	U.S.$703,861,000 9.875 per cent USD-denominated Senior Secured Notes Due 2019 issued by CEMEX España, S.A., acting through its Luxembourg branch

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date:	March 27. 2018	By:	/s/ Rafael Garza

Name: Rafael Garza Title: Chief Comptroller